UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION STATEMENTS PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CapitalSource, Inc.

                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    14055X102
                                 (CUSIP Number)

                                 August 6, 2003
             (Date of event which requires filing of this Statement)





      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

       [ ] Rule 13d-1(b)
       [X] Rule 13d-1(c)
       [ ] Rule 13d-1(d)

CUSIP No. 14055X102                   13G                    Page 2 of 12 Pages

===============================================================================

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      HIGHFIELDS CAPITAL MANAGEMENT LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,839,082(1) (See Item 4 for more detail)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          --0--
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             See Row 5 above.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          --0--
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 5 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 5.81% as of the date of this statement(2). (See Item 4 for more detail).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN
------------------------------------------------------------------------------

(1) On August 6, 2003, the Reporting Person acquired 7,331,813 shares in a reorganization transaction which preceded the Company's initial public offering. 492,731 shares were subsequently sold on August 12, 2003 in such offering.
(2) The Reporting Person beneficially owned 7.38% at the time of the acquisition of the shares on August 6, 2003 and 5.93% after the sale of the shares and the issuance of new shares (described in Note 1) by the Company on August 12, 2003. The Company also issued an additional 2,130,000 shares on August 12, 2003.

CUSIP No. 14055X102                   13G                    Page 3 of 12 Pages

===============================================================================

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      HIGHFIELDS GP LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,839,082(3) (See Item 4 for more detail).

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          --0--
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             See Row 5 above

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          --0--
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 5 above
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 5.81% as of the date of this statement(4). (See Item 4 for more detail).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO
------------------------------------------------------------------------------

(3) On August 6, 2003, the Reporting Person acquired 7,331,813 shares in a reorganization transaction which preceded the Company's initial public offering. 492,731 shares were subsequently sold on August 12, 2003 in such offering.
(4) The Reporting Person beneficially owned 7.38% at the time of the acquisition of the shares on August 6, 2003 and 5.93% after the sale of the shares and the issuance of new shares (described in Note 1) by the Company on August 12, 2003. The Company also issued an additional 2,130,000 shares on August 12, 2003.

CUSIP No. 14055X102                   13G                    Page 4 of 12 Pages

===============================================================================

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JONATHON S. JACOBSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,839,082(5) (See Item 4 for more detail).

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          --0--
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             See Row 5 above

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          --0--
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 5 above
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 5.81% as of the date of this statement(6). (See Item 4 for more detail).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

(5) On August 6, 2003, the Reporting Person acquired 7,331,813 shares in a reorganization transaction which preceded the Company's initial public offering. 492,731 shares were subsequently sold on August 12, 2003 in such offering.
(6) The Reporting Person beneficially owned 7.38% at the time of the acquisition of the shares on August 6, 2003 and 5.93% after the sale of the shares and the issuance of new shares (described in Note 1) by the Company on August 12, 2003. The Company also issued an additional 2,130,000 shares on August 12, 2003.

CUSIP No. 14055X102                   13G                    Page 5 of 12 Pages

===============================================================================

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RICHARD L. GRUBMAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,839,082(7) (See Item 4 for more detail)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          --0--
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             See Row 5 above.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          --0--
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 5 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 5.81% as of the date of this statement(8). (See Item 4 for more detail).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------


(7) On August 6, 2003, the Reporting Person acquired 7,331,813 shares in a reorganization transaction which preceded the Company's initial public offering. 492,731 shares were subsequently sold on August 12, 2003 in such offering.
(8) The Reporting Person beneficially owned 7.38% at the time of the acquisition of the shares on August 6, 2003 and 5.93% after the sale of the shares and the issuance of new shares (described in Note 1) by the Company on August 12, 2003. The Company also issued an additional 2,130,000 shares on August 12, 2003.

CUSIP No. 14055X102                   13G                    Page 6 of 12 Pages

===============================================================================

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HIGHFIELDS CAPITAL LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      CAYMAN ISLANDS, B.W.I.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            5,011,916(9) (See Item 4 for more detail)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          --0--
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             See Row 5 above.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          --0--
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 5 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 4.26% as of the date of this statement(10). (See Item 4 for more detail).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN
------------------------------------------------------------------------------


(9) On August 6, 2003, the Reporting Person acquired 7,331,813 shares in a reorganization transaction which preceded the Company's initial public offering. 492,731 shares were subsequently sold on August 12, 2003 in such offering.
(10) The Reporting Person beneficially owned 7.38% at the time of the acquisition of the shares on August 6, 2003 and 5.93% after the sale of the shares and the issuance of new shares (described in Note 1) by the Company on August 12, 2003. The Company also issued an additional 2,130,000 shares on August 12, 2003.

CUSIP No. 14055X102                   13G                    Page 7 of 12 Pages

===============================================================================

ITEM 1 (a).   NAME OF ISSUER:

              CapitalSource, Inc. (the "Company")

ITEM 1 (b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              4445 Willard Avenue, 12th Floor, Chevy Chase, MD  20815

ITEM 2 (a).   NAME OF PERSON FILING:

              This statement is being filed by the following persons with respect to shares of common stock of the Issuer directly owned by Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd., (collectively, the "Funds"):

              (i) Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management") and Investment Manager to each of the Funds,

              (ii) Highfields GP LLC, a Delaware limited liability company ("Highfields GP") and the General Partner of Highfields Capital Management,

              (iii) Jonathon S. Jacobson, a Managing Member of Highfields GP, and

              (iv)    Richard L. Grubman, a Managing Member of Highfields GP.

              This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I., with respect to shares of Common Stock of the Company owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman.

              Highfields Capital Management, Highfields GP, Mr. Jacobson, Mr. Grubman and Highfields Capital Ltd. are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." Any information herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2 (b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Address for Highfields Capital Management, Highfields
              GP, Mr. Jacobson and Mr. Grubman:
              c/o Highfields Capital Management LP, 200 Clarendon Street, Boston, Massachusetts 02117

              Address for Highfields Capital Ltd.:
              c/o Goldman Sachs (Cayman) Trust, Limited
              Harbour Centre, Second Floor
              George Town, Grand Cayman
              Cayman Islands, B.W.I.

CUSIP No. 14055X102                   13G                    Page 8 of 12 Pages

ITEM 2 (c).   CITIZENSHIP:

              Highfields Capital Management - Delaware
              Highfields GP - Delaware
              Richard L. Grubman - United States
              Jonathon S. Jacobson - United States
              Highfields Capital Ltd. - Cayman Islands, B.W.I.

ITEM 2 (d).   TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.01 per share

ITEM 2 (e).   CUSIP NUMBER:

              14055X102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)      [_] Broker or dealer registered under Section 15 of the Exchange
              Act.

     (b)      [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)      [_] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)      [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

CUSIP No. 14055X102                   13G                    Page 9 of 12 Pages

ITEM 4        OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

          (a) Amount beneficially owned: 6,839,082. This reflects the number of shares of Common Stock beneficially owned as of the date of this statement, after the sale of 492,731 shares of Common Stock on August 12, 2003. On August 6, 2003, prior to such sale, the number of shares of Common Stock beneficially owned was 7,331,813.

          (b) Percent of class: Approximately 5.82% as of the date of this statement (based on 117,526,050 shares of Common Stock outstanding as of the date of this statement).

          As disclosed in clause (a) above, prior to the Company's initial public offering, 7,331,813 shares of Common Stock were beneficially owned by the above referenced Reporting Persons. At such time, 99,396,050 shares of Common Stock were outstanding, as reflected on the Company's 424(b)(4) prospectus dated as of August 6, 2003 and filed on August 7, 2003, which resulted in such Reporting Persons beneficially owning approximately 7.38% of the Common Stock of the Company.

          On August 12, 2003, in connection with the Company's initial public offering, (i) the Company issued an additional 16,000,000 shares of Common Stock, resulting in 115,396,050 shares of Common Stock outstanding at such time and (ii) 492,731 shares of Common Stock that were beneficially owned by the above referenced Reporting Persons were sold, resulting in such Reporting Persons beneficially owning 6,839,082 shares of Common Stock, representing approximately 5.93% of the Company's Common Stock.

          On August 12, 2003, the Company also issued an additional 2,130,000 shares of Common Stock pursuant to an over-allotment option, which resulted in 117,526,050 shares of Common Stock outstanding thereby reducing the percentage of Common Stock beneficially owned by the above referenced Reporting Persons to approximately 5.82%.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote 6,839,082. (See Item 4 for more detail)

          (ii)   Shared power to vote or to direct the vote --0--

          (iii) Sole power to dispose or to direct the disposition of 6,839,082. (See Item 4 for more detail).

          (iv)   Shared power to dispose or to direct the disposition of --0--

For Highfields Capital Ltd.:

          (a) Amount beneficially owned: 5,011,916. This reflects the number of shares of Common Stock beneficially owned as of the date of this statement, after the sale of 361,090 shares of Common Stock on August 12, 2003. On August 6, 2003, prior to such sale, the number of shares of Common Stock beneficially owned was 5,373,006.

CUSIP No. 14055X102                   13G                    Page 10 of 12 Pages

          (b) Percent of class: Approximately 4.26% as of the date of this statement (based on 117,526,050 shares of Common Stock outstanding as of the date of this statement).

          As disclosed in clause (a) above, prior to the Company's initial public offering, 5,373,006 shares of Common Stock were beneficially owned by Highfields Capital Ltd. At such time, 99,396,050 shares of Common Stock were outstanding, as reflected on the Company's 424(b)(4) prospectus dated as of August 6, 2003 and filed on August 7, 2003, which resulted in Highfields Capital Ltd. beneficially owning approximately 5.41% of the Common Stock of the Company.

          On August 12, 2003, in connection with the Company's initial public offering, (i) the Company issued an additional 16,000,000 shares of Common Stock, resulting in 115,396,050 shares of Common Stock outstanding at such time and (ii) 361,090 shares of Common Stock that were beneficially owned by Highfields Capital Ltd. were sold, resulting in Highfields Capital Ltd. beneficially owning 5,011,916 shares of Common Stock, representing approximately 4.34% of the Company's Common Stock.

          On August 12, 2003, the Company also issued an additional 2,130,000 shares of Common Stock pursuant to an over-allotment option, which resulted in 117,526,050 shares of Common Stock outstanding thereby reducing the percentage of Common Stock beneficially owned by Highfields Capital Ltd. to approximately 4.26%.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote 5,011,916. (See Item 4 for more detail)

          (ii)   Shared power to vote or to direct the vote --0--

          (iii) Sole power to dispose or to direct the disposition of 5,011,916. (See Item 4 for more detail).

          (iv)   Shared power to dispose or to direct the disposition of --0--


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of Securities, check the following [x].

              The foregoing only applies to Highfields Capital Ltd. Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman continue to beneficially own 5% or more of the shares to which this filing pertains.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              The shares beneficially owned by Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are beneficially owned by the Funds: Highfields Capital Ltd., Highfields Capital I LP and Highfields Capital II LP, which last two entities owned at all times, and continue to own, less than 5% of the shares. Each of Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by such Fund. Highfields Capital Management serves as the Investment Manager to each of the Funds.

CUSIP No. 14055X102                   13G                    Page 11 of 12 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.      CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 14055X102                   13G                    Page 12 of 12 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 18, 2003
                                      Date

                        HIGHFIELDS CAPITAL MANAGEMENT LP

                        By: Highfields GP LLC, its General Partner


                        /s/ Kenneth H. Colburn
                        ----------------------------------
                                Signature

                          KENNETH H. COLBURN, AUTHORIZED SIGNATORY
                          ----------------------------------------
                                       NAME/TITLE

                        HIGHFIELDS GP LLC


                        /s/ Kenneth H. Colburn
                        ----------------------------------
                                Signature

                          KENNETH H. COLBURN, AUTHORIZED SIGNATORY
                          ----------------------------------------
                                 Name/Title

                        JONATHON S. JACOBSON


                        /s/ Kenneth H. Colburn
                        ----------------------------------
                                Signature

                           KENNETH H. COLBURN, ATTORNEY-IN-FACT
                           ------------------------------------
                                 Name/Title

                        RICHARD L. GRUBMAN


                        /s/ Kenneth H. Colburn
                        ----------------------------------
                                Signature

                           KENNETH H. COLBURN, ATTORNEY-IN-FACT
                           ------------------------------------
                                 Name/Title

                   HIGHFIELDS CAPITAL LTD
                   By: Highfields Capital Management LP, its Investment Manager
                   By: Highfields GP LLC, its General Partner


                             /s/ Kenneth H. Colburn
                       ----------------------------------
                                    Signature


                         KENNETH H. COLBURN, AUTHORIZED SIGNATORY
                         ----------------------------------------
                                 Name/Title